UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Fiscal Quarter Ended: March 31, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
The information contained herein is incorporated by reference in IONA Technologies PLC’s Registration Statements on Form S-8 (Nos. 333-6850, 333-11384, 333-12326, 333-13224, 333-13330, 333-13494, 333-105348, 333-108869 and 333-137364), and shall be a part of such Registration Statements to the extent such information is not superseded by documents or reports subsequently filed or furnished by IONA Technologies PLC with or to the Securities and Exchange Commission.

Part I. FINANCIAL INFORMATION
Item 1. Financial Statements
IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,
	2007	December 31,
	(unaudited)	2006(1)
ASSETS
Current assets:
Cash and cash equivalents	$39,065	$37,569
Restricted cash (Note 4)	295	295
Marketable securities (Note 5)	17,000	16,100
Accounts receivable, net of allowance for doubtful accounts of $469 at March 31, 2007 and $653 at December 31, 2006	12,609	26,484
Prepaid expenses	2,722	1,524
Other assets	692	126

Total current assets	72,383	82,098

Property and equipment, net of accumulated depreciation of $18,058 at March 31, 2007 and $17,647 at December 31, 2006	2,634	2,859
Goodwill and intangible assets, net (Note 6)	7,336	—
Other non-current assets, net	90	140

Total assets	$82,443	$85,097

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable	$1,904	$957
Accrued payroll and related expenses	4,002	7,109
Deferred revenue	20,006	20,351
Other accrued liabilities	10,496	10,912

Total current liabilities	36,408	39,329

Long-term deferred revenue	1,911	976
Other liabilities (Note 7)	903	995

Shareholders’ equity:

Ordinary shares, €0.0025 par value, 150,000,000 shares authorized; 36,244,058 and 35,929,627 shares issued and outstanding at March 31, 2007 and December 31, 2006, respectively	100	99
Additional paid-in capital	504,263	501,992
Accumulated deficit	(461,142)	(458,294)
Accumulated other comprehensive income	—	—

Total shareholders’ equity	43,221	43,797

Total liabilities and shareholders’ equity	$82,443	$85,097

(1)	The December balance sheet information has been derived from the December 31, 2006 audited consolidated financial statements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(Unaudited, U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2007	2006
Revenue:
Product revenue	$6,268	$8,205
Service revenue	9,314	8,799

Total revenue	15,582	17,004

Cost of revenue:
Cost of product revenue	182	70
Cost of service revenue	3,453	3,331

Total cost of revenue	3,635	3,401

Gross profit	11,947	13,603

Operating expenses:
Research and development	4,427	4,002
Sales and marketing	7,851	7,590
General and administrative	3,126	2,665
Amortization of purchased intangible assets	56	—

Total operating expenses	15,460	14,257

Loss from operations	(3,513)	(654)
Interest income, net	575	368
Net exchange gain (loss)	13	(114)

Loss before (benefit) provision for income taxes	(2,925)	(400)
(Benefit) provision for income taxes	(77)	221

Net loss	$(2,848)	$(621)

Basic and diluted net loss per ordinary share and per ADS	$(0.08)	$(0.02)
Shares used in computing basic and diluted net loss per ordinary share and per ADS	36,074	35,434
The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,848)	$(621)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	482	524
Share-based compensation	1,353	1,439
Profit on marketable securities	(175)	(28)
Provision for doubtful accounts	(184)	(220)
Deferred income taxes	(409)	—
Changes in operating assets and liabilities:
Purchase of marketable securities	—	(8,927)
Sale of marketable securities	—	8,700
Accounts receivable	14,059	6,628
Prepaid expenses	(1,198)	(385)
Other assets	(119)	5
Accounts payable	947	(511)
Accrued payroll and related expenses	(3,156)	(2,101)
Other liabilities	(508)	(512)
Deferred revenue	493	(2,732)

Net cash provided by operating activities	8,737	1,259

CASH FLOWS FROM INVESTING ACTIVITIES:
Business acquired in purchase transaction, net of cash acquired	(7,286)	—
Sale of marketable securities	3,200	—
Purchase of marketable securities	(3,925)	—
Purchase of property and equipment	(149)	(372)

Net cash used in investing activities	(8,160)	(372)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	919	307

Net cash provided by financing activities	919	307

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,496	1,194
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	37,569	27,936

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$39,065	$29,130

The accompanying notes are an integral part of these condensed consolidated financial statements.

IONA Technologies PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)
1. Description of Business and Basis of Presentation
IONA Technologies PLC, or IONA, is organized as a public limited company under the laws of Ireland. IONA and its subsidiaries, all of which are wholly-owned, or collectively, the Company, provide infrastructure software. The Company also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The Company’s major customers, based on revenue earned, are corporate information technology departments of U.S. businesses. The Company also earns significant revenue from similar customers in European countries and the rest of the world.
These interim condensed consolidated financial statements have been prepared by IONA pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC, and in accordance with United States generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals and adjustments to estimates of restructuring charges) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2006 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.
In order to facilitate review on a comparable basis, certain amounts reported in prior periods have been reclassified in this report to conform to the presentation used for the current period.
2. Companies Acts, 1963 to 2006
The financial information relating to IONA included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification and without reference to an emphasis of matter under Section 193 of the Companies Act, 1990 in respect of the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004. Copies of the Consolidated Financial Statements for each of the years ended December 31, 2005 and 2004 have been so annexed to the relevant annual returns, and a copy of the Consolidated Financial Statements for the year ended December 31, 2006, together with the report of the auditors thereon will in due course be annexed to the relevant annual return that will be filed after the annual general meeting of IONA in 2007.
3. Share-Based Compensation Plans
Net loss for the three months ended March 31, 2007 and 2006 included share-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, of $1.4 million. Share-based compensation expense for the three months ended March 31, 2007 included $1.1 million on employee share options, $0.1 million on phantom share units with service and performance conditions, $0.1 million on share options with service and market conditions and $0.1 million on the Employee Share Purchase Plan. Share-based compensation expense for the three months ended March 31, 2006 included $1.3 million on employee share options and $0.1 million on the Employee Share Purchase Plan.
1999 Employee Share Purchase Plan
In August 1999, IONA established a qualified Employee Share Purchase Plan, the terms of which allow for qualified employees to participate in the purchase of designated shares of IONA’s ordinary shares at a price equal to the lower of 85% of the closing price at the beginning and end of each semi-annual share purchase period. As of March 31, 2007, 1,435,028 shares have been issued under the plan and 564,972 shares are reserved for future purchases.

Employee Share-Based Compensation Plans
IONA has share-based compensation plans under which employees, consultants, directors and officers may be granted share options. Options are generally granted with exercise prices at not less than the fair market value on the grant date, generally vest over 4 years and expire 7 or 10 years after the grant date, or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the total combined voting power of IONA. Additionally, the 2006 Share Incentive Plan provides for the grant of restricted share awards, phantom share units, share appreciation rights and other share-based awards, including the grant of shares based upon certain conditions such as performance-based conditions. The 2006 Share Incentive Plan was approved by IONA’s shareholders on August 24, 2006. The 2006 Share Incentive Plan replaces IONA’s 1997 Share Option Scheme and 1997 Director Share Option Scheme, both of which were scheduled to expire in 2007. The maximum number of shares that may be issued under the 2006 Share Incentive Plan is the sum of (i) 4,000,000 ordinary shares, plus (ii) shares subject to awards outstanding under the 1997 Share Option Scheme and 1997 Director Share Option Scheme that are subsequently forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by IONA prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise).
The following sets forth information related to IONA’s five equity compensation plans as of March 31, 2007:

				Available for
Plan	Authorized		Outstanding	Future Grants
1997 Share Option Scheme	12,900,000		6,730,219	—
2006 Share Incentive Plan	4,000,000		657,300	3,453,845 *
1997 Director Share Option Scheme	500,000		417,000	—
Genesis Development Corporation 1997 Stock Option Plan	—	**	228	—
Netfish Technologies, Inc. 1999 Stock Option Plan	—	**	25,594	—

	17,400,000		7,830,341	3,453,845

*	Includes 209,295 shares, as of March 31, 2007, from the 1997 Share Option Scheme and 1997 Director Share Option Scheme that were forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by IONA prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise).

**	In connection with acquisitions of Genesis Development Corporation and Netfish Technologies, Inc., or Netfish, all of the outstanding share options for these plans were converted into options to purchase IONA’s ordinary shares.
General Share-Based Awards Information
A summary of share-based award transactions follows (in thousands, except per share data):

		Weighted
	Number	Average
	of Awards	Exercise Price

Balance outstanding at December 31, 2006	7,534	$4.81
Granted — share options	398	5.46
Granted — phantom share units	196	0.00
Forfeitures	(71)	4.65
Exercised	(227)	2.68

Balance outstanding at March 31, 2007	7,830	$4.77

All phantom share units were granted under the 2006 Share Incentive Plan and have two requirements for vesting: (i) the satisfaction of certain performance-based objectives and (ii) the passage of time. If certain specified minimum performance-based objectives for the 2007 fiscal year are not achieved, then none of the phantom share units will vest and the award will automatically lapse. If the minimum performance-based objectives are achieved, depending on the Company’s total performance on a sliding scale between the minimum performance-based objectives and the target performance-based objectives, between 30% and 100% of an award may vest over time from the date of grant. If the target performance-based objectives are exceeded, depending on the Company’s total performance on a sliding scale, up to a maximum of 120% of an award may vest over time from the date of grant. The purchase price per share upon the vesting of the phantom share units is €0.0025 or par value per share.
The following table summarizes information concerning outstanding and exercisable share-based awards as of March 31, 2007 (shares and aggregate intrinsic values in thousands):

		Awards Outstanding				Awards Exercisable
		Weighted Average				Weighted Average
		Remaining				Remaining
Range of		Contractual Life	Weighted Average	Aggregate Intrinsic		Contractual Life	Weighted Average	Aggregate Intrinsic
Exercise Prices	Number of Shares	(Years)	Exercise Price	Value	Number of Shares	(Years)	Exercise Price	Value
$0.00 — $3.50	3,204	7.2	$2.60	$11,796	2,061	6.7	$2.65	$7,489
$3.51 — $5.00	2,023	8.7	4.16	4,287	370	7.8	4.18	776
$5.01 — $6.50	1,548	8.1	5.37	1,413	628	7.3	5.35	586
$6.51 — $8.00	856	6.6	7.35	—	731	6.6	7.33	—
$8.00 — $74.50	199	3.4	30.31	—	199	3.4	30.31	—

Total	7,830	7.6	$4.77	$17,496	3,989	6.7	$5.45	$8,851

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on IONA’s closing share price of $6.28 as of March 30, 2007, which would have been received by the award holders had all award holders exercised their awards as of that date. During the three months ended March 31, 2007, the total intrinsic value of share-based awards exercised was $0.7 million. The unamortized fair value of share-based awards as of March 31, 2007, was $8.7 million with a weighted average remaining recognition period of 1.3 years.
Valuation and Expense Information under SFAS 123R
The following table summarizes share-based compensation expense related to employee share options, employee share purchases, and restricted share grants under SFAS 123R for the periods presented which was allocated as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006
Cost of service revenue	$143	$151
Research and development	288	312
Sales and marketing	452	503
General and administrative	470	473

Total share-based compensation	$1,353	$1,439

The weighted-average estimated fair value of employee share options granted during the three months ended March 31, 2007 and 2006 was $2.94 per share and $1.98 per share, respectively, using the Black Scholes option-pricing model with the following weighted-average assumptions:

	Three Months Ended
	March 31,
	2007	2006

Risk-free interest rate	4.5%	4.8%
Expected dividend yield	—	—
Expected volatility	67.8%	75.5%
Expected life (years)	3.90	3.14
The dividend yield of zero is based on the fact that IONA has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of IONA’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. IONA uses the straight-line method for expense attribution.
IONA’s estimated option forfeiture rate in the three months ended March 31, 2007 and 2006, based on its historical option forfeiture experience, is approximately 10%. IONA will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.

During the first quarter of 2006, the Company granted 300,000 options incorporating market conditions which could accelerate vesting. The Company calculated the requisite service period of approximately 3.5 years using a Monte-Carlo simulation to simulate a range of possible future share prices for IONA. The Company used assumptions consistent with those input in its Black-Scholes option-pricing model to calculate the fair value on the date of grant of these options using a lattice model. The remaining unrecognized compensation expense on options with market condition vesting at March 31, 2007 was $0.4 million. The weighted average period over which the cost is expected to be recognized is approximately 1.1 years.
The fair value for rights to purchase awards under the 1999 Employee Share Purchase Plan was estimated at the date of grant using the following weighted-average assumptions:

	Three Months Ended
	March 31,
	2007	2006

Risk-free interest rate	5.1%	2.0%
Expected dividend yield	—	—
Expected volatility	67.8%	75.5%
Expected life (years)	0.5	0.5
4. Restricted Cash
At March 31, 2007, the Company has approximately $0.3 million in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased facilities. Should the Company not renew these letter of credit facilities or default on its rental obligations, $0.3 million will be payable to the lessors.
5. Marketable Securities
Marketable securities consist of auction rate securities. Marketable securities are stated at market value, and by policy, the Company invests primarily in high grade marketable securities to reduce risk of loss.
On April 1, 2006, following a periodic review of its investment policy, management determined that it no longer intended to actively and frequently buy and sell these securities with the objective of generating profits on short-term differences in price and, accordingly, the Company’s investments in marketable securities were prospectively classified as available-for-sale under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, and unrealized holding gains and losses would be reflected in the Company’s accumulated other comprehensive income. Until April 1, 2006, these investments were classified as trading securities. The specific identification method is used to determine the cost basis of marketable securities disposed of.
6. Acquisition
On March 6, 2007, the Company purchased substantially all of the assets of Century 24 Solutions Limited, or C24, a software development firm specializing in data management and transformation technology. The acquisition brings additional data services capabilities to the Artix family of distributed service-oriented architecture, or SOA, infrastructure.
The aggregate purchase price for C24 was approximately $7.3 million, which consisted of approximately $7.0 million in cash and $0.3 million in acquisition costs, including fees paid for legal and accounting services.
The C24 acquisition was accounted for as a purchase, and accordingly, the assets purchased and liabilities assumed are included in the condensed consolidated balance sheet as of March 31, 2007. The operating results of C24 are included in the condensed consolidated financial statements since the date of acquisition.
In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed, including in-process research and development, based on their estimated fair values. The excess purchase price over those values is recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions, and other information compiled by management, including valuations that utilize established valuation techniques appropriate for the high technology industry. Goodwill recorded as a result of this acquisition is not deductible for tax purposes. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but will be reviewed at least annually for impairment. Purchased intangibles with finite lives will be amortized on a straight-line basis over their respective estimated useful lives.
The total preliminary purchase price has been allocated as follows (in thousands):

Property and equipment		$39
Goodwill		4,683

Amortizable intangible assets:
Customer relationships	230
Technology	2,350
Other	130

Total amortizable intangible assets	2,710	2,710

Current liabilities		(49)
Deferred revenue		(97)

Total purchase price allocation		$7,286

The purchase price and related allocation are preliminary and may be revised as a result of adjustments made to the purchase price, additional information regarding liabilities assumed, including contingent liabilities, and revisions of preliminary estimates of fair values made at the date of purchase.
Intangible assets include amounts recognized for the fair value of existing technology, maintenance agreements, trade name and trademarks, and non-competition agreements. These intangible assets have a weighted average useful life of approximately four years.
Goodwill and intangible assets related to the C24 acquisition consist of the following (in thousands):

		March 31, 2007
	Weighted
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period (Years)	Amount	Amortization	Amount
Goodwill		$4,683	$—	$4,683

Intangible assets
Technology	4	$2,350	$(51)	$2,299
Customer relationships	5	230	(3)	227
Other	3	130	(3)	127

Total amortizable intangible assets		$2,710	$(57)	$2,653

Annual amortization expense related to intangible assets for the next five years is expected to be as follows (in thousands):

	2007	2008	2009	2010	2011
Amortization expense	$564	$677	$677	$641	$144

7. Restructuring
During prior periods, the Company’s management and Board of Directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs.
The following sets forth the Company’s accrued restructuring costs as of March 31, 2007 (in thousands):

Excess Facilities

Balance at December 31, 2006	$1,307
Cash outlays	(71)

Balance at March 31, 2007	$1,236

At March 31, 2007, restructuring amounts of $1.2 million remained accrued relating to remaining facility closure and consolidation costs. The Company expects cash outlays of $0.3 million will be made in the next twelve months, with the remaining cash outlays of $0.9 million to be made through the end of 2013.
Although the Company does not anticipate additional significant changes to its restructuring accruals, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if the Company terminates its lease obligations prior to the scheduled termination dates.
In order to estimate the costs related to its restructuring efforts, management made its best estimates of the most likely expected outcomes of the significant actions to accomplish the restructuring. These estimates principally related to charges for excess facilities and included estimates of future sublease income, future net operating expenses of the facilities, brokerage commissions and other expenses. The charge was calculated by taking into consideration:
(1)	the committed annual rental charge associated with the vacant square footage,

(2)	an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook following consultation with third party realtors,

(3)	an assessment of the period of time the facility would remain vacant before being sublet,

(4)	an assessment of the percentage increases in the primary lease rent at each review, and

(5)	the application of a discount rate of 4% over the remaining period of the lease or break clause.
8. Net Loss Per Ordinary Share and ADS
For the three months ended March 31, 2007 and 2006, all share options outstanding have been excluded from the calculation of the diluted net loss per share because all such securities were antidilutive. The total number of shares related to the outstanding options that were excluded from the calculations of diluted net loss per share was 7,830,341 for the three months ended March 31, 2007, and 6,937,695 for the three months ended March 31, 2006.
9. Income Taxes
In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company adopted FIN 48 effective January 1, 2007.
The Company evaluated its tax positions at December 31, 2006 and for the current interim reporting period ended March 31, 2007 in accordance with FIN 48, and has concluded that no adjustment to any unrecognized tax benefits as defined by FIN 48 is required. As of the adoption date, we had gross unrecognized tax benefits of $1.1 million. The Company recorded an increase of its unrecognized tax benefits of less than $0.1 million as of March 31, 2007. Of the total unrecognized tax benefit balance as of March 31, 2007, the total balance represents the amount that, if recognized, would favorably affect the effective income tax rate in any future periods. Also as of the adoption date, we had $0.1 million of accrued interest expense related to these unrecognized tax benefits. We recognize interest accrued and penalties if incurred related to unrecognized tax benefits as a component of income tax expense.

Based upon the Company’s U.S. operating results and an assessment of its expected future results, the Company concluded that it was more likely than not that the Company would be able to realize a portion of its U.S. net operating loss carryforward tax assets prior to their expiration. As a result, the Company reduced its valuation allowance in the three months ended March 31, 2007, resulting in recognition of a deferred tax asset of $0.4 million.
IONA or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is generally no longer subject to income tax examinations by U.S. federal, state and local or non-U.S. tax authorities for years before 1996. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties have been provided for any adjustments that are expected to result from the open years. The Company classifies penalty and interest expense related to income tax liabilities as an income tax expense.
10. Accumulated Other Comprehensive Income
The components of comprehensive income, net of tax, are as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006
Net loss	$(2,848)	$(621)
Other comprehensive income:
Unrealized holding gains arising during period	—	—
Less: reclassification adjustment for gains realized in net income	—	—

Net unrealized gains on investments	—	—

Total comprehensive income	$(2,848)	$(621)

11. Segment Information
The Company follows Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, or SFAS 131. SFAS 131 establishes standards for reporting information about operating segments. Operating segments are defined in SFAS 131 as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the guidance in SFAS 131, the Company has one operating segment for financial reporting purposes: Enterprise Infrastructure Software.
Sales by geographic area are presented based upon the end customer’s designated delivery point. Sales by geographic area are as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Americas	$8,470	$7,796
Europe, Middle East and Africa	4,603	6,652
Asia-Pacific Rim	2,509	2,556

Total	$15,582	$17,004

12. Litigation
The Company is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The Company believes that it has meritorious defenses to these matters. In 2003, the Company settled a lawsuit which arose in connection with the termination of an employee by Netfish prior to IONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the Company has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the Company. Netfish’s former Chief Executive Officer asserts that the Company is obligated to reimburse him for his legal expenses incurred in connection with this suit. The Company vigorously disputes such assertion and is in discussions with the former Netfish Chief Executive Officer over the matter.

13. Guarantees
The Company’s software license agreements generally include language indemnifying customers against liabilities if its software products infringe a third party’s intellectual property rights. To date, the Company has not incurred any significant or material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its condensed consolidated financial statements. The Company’s software license agreements also generally include a warranty that its software products will substantially operate as described in the applicable program documentation for a period of 180 days after delivery. The Company also warrants that services it performs will be provided in a professional and workman-like manner. To date, the Company has not incurred any material costs associated with these warranties.
In connection with certain facility leases, the Company has indemnified its lessors for claims arising from the Company’s use of the facility or the Company’s breach of the lease. The Company also indemnifies its directors and officers to the maximum extent permitted by law. The duration of the indemnities varies, and in many cases is indefinite. The Company has not recorded any liability for these indemnities in the accompanying condensed consolidated balance sheets.
14. Recent Accounting Pronouncements
In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 but does not expect that the adoption of SFAS 157 will have any material impact on its consolidated financial statements.
In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The specified election dates include, but are not limited to, the date when an entity first recognizes the item, when an entity enters into a firm commitment, or when changes in the financial instrument causes it to no longer qualify for fair value accounting under a different accounting standard. An entity may elect the fair value option for eligible items that exist at the effective date. At that date, the difference between the carrying amounts and the fair values of eligible items for which the fair value option is elected should be recognized as a cumulative effect adjustment to the opening balance of retained earnings. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value option has been elected, it is irrevocable. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The accounting provisions of SFAS 159 will be effective for the Company beginning January 1, 2008. The Company is currently assessing the effect of adopting SFAS 159.
15. Subsequent Event
On April 10, 2007, the Company purchased substantially all of the assets of LogicBlaze, Inc., or LogicBlaze, a provider of open source solutions for SOA and business integration. The cash acquisition of LogicBlaze enables the Company to accelerate its strategy of delivering innovative, enterprise open source SOA solutions to its customers.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “intend,” “potential,” or “continue” or the negative of such terms or other comparable terminology, although not all forward-looking statements contain such terms. In addition, these forward-looking statements include, but are not limited to, statements regarding, among other things, our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures and enterprise service bus software; IONA’s sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2006 included therein.
Overview
We are in the infrastructure software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our software products enable customers to modernize and streamline their information technology, or IT, environments while lowering the costs of IT operations and ultimately achieving greater return on investment on their existing IT investments. We also offer professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
We have a history of providing standards-based solutions to IT organizations with complex, heterogeneous computing environments and challenging integration problems. We have a proven record of industry leadership and continuous product improvement.
We generate revenue from product licenses as well as from professional services. Since our inception, we have licensed our products, directly and indirectly, to thousands of enterprise customers worldwide.
To date, we have derived most of our revenue from the licensing of our enterprise integration software products that currently comprise our Orbix products, and fees from related services. We expect that Artix will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.
Our gross margins are affected by a mix of product and service revenue and a variety of distribution channels. We typically realize significantly higher gross margins on product revenue than on service revenue. Management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our revenues and cash flows. These key performance indicators, which are discussed in more detail below, include:
•	Revenue growth provides an important guide to our overall business growth and the success of our sales and marketing efforts;

•	Gross margin is an indicator of our offering mix, competitive pricing pressures and the cost of our operations;

•	Growth in our Artix revenue is an indicator of the success of our focused sales efforts;

•	Earnings Per Share is an indicator of our overall performance;

•	Liquidity and cash flows; and

•	Open source program growth is an indicator of market acceptance of our introductory offerings.
In 2001, we acquired Netfish for the total consideration consisting of 4,221,216 newly-issued ordinary shares (815,102 of which were issuable upon the exercise of replacement options) and $30.9 million in closing costs. Of the newly-issued ordinary shares, 504,598 were held back to fund any indemnification claims made by us against Netfish. In May 2002, we released 236,403 of the 504,598 ordinary shares being held in escrow. The remaining 268,195 ordinary shares remain in escrow to cover indemnification claims made by us. If the pending indemnification claims are resolved in a manner unfavorable to us, up to 268,195 ordinary shares held back by us could be distributed to the former holders of Netfish shares.
Critical Accounting Policies and Estimates
Our Condensed Consolidated Financial Statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the Condensed Consolidated Financial Statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Revenue Recognition;

•	Share-Based Compensation;

•	Accounting for Income Taxes;

•	Goodwill and Intangible Assets;

•	Allowances for Doubtful Accounts; and

•	Foreign Currency.
In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See “Notes to the Consolidated Financial Statements” included in our Annual Report on Form 20-F under the Securities Act of 1934, as amended, and the consolidated financial statements for the year ended December 31, 2006 included therein, which contain additional information regarding our accounting policies and other disclosures required by U.S. GAAP.
Revenue Recognition
We recognize the majority of our revenue pursuant to software license and support agreements. While the basis for software license revenue recognition is governed by the provisions of SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9 and related interpretations, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenue to be recognized in each accounting period.
We do not enter into arrangements to deliver software requiring significant production, modification or customization to our software products.
For our software license arrangements we recognize revenue when:
•	we enter into a legally binding arrangement with a customer for the license of software;

•	delivery has occurred;

•	customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

•	collection is probable.
Substantially all of our license revenue is recognized in this manner.
For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence, or VSOE. VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. We maintain management approved price lists for our product licenses, customer support and professional services. We infrequently offer discounts on our customer support or professional services, and if offered, such discounts are usually insignificant. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, we use the residual method to record revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
We believe that our normal pricing and discounting practices provide a basis for establishing VSOE of fair value for the undelivered elements based on the following facts:
•	Support contracts are regularly sold on a stand-alone basis to customers that choose to renew the support contract beyond the initial term. Support contract pricing is based on established list pricing. The renewal purchases at consistent pricing provide the basis for VSOE on the support contracts. Support revenue is recognized ratably over the contract term; and

•	Consulting contracts are regularly sold on a stand-alone basis to customers requesting these services. Consulting contract pricing is at a daily flat rate and customers purchase an appropriate number of service days. The consulting services delivered on a stand-alone basis at consistent pricing provide the basis for VSOE on the consulting contracts. Consulting revenue is recognized as the services are performed.
We perform a quarterly analysis of all contracts to ensure that the actual allocation of fair value to undelivered elements is not significantly different from the established VSOE rates for the individual elements. The analysis is segmented by geographical region, level of support, and type of customer (i.e. end-user licensee or licensee with rights of distribution).
We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are typically net 30 days. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date, but that are due within twelve months, are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.
We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.
We deliver products by overnight courier F.O.B origin or electronically, and our software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves our premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.
Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.
Share-Based Compensation
We grant share options to purchase our common shares to our employees and directors under our share option plans. We also grant phantom share units to certain key employees, which may have service, market or performance based conditions attached. Eligible employees can also purchase shares of our common shares at 85% of the lower of the fair market value on the first or the last day of the offering period under our employee share purchase plan. The benefits provided under these plans are share-based payments subject to the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. Effective January 1, 2006, we use the fair value method to apply the provisions of SFAS 123R with a modified prospective application which provides for certain changes to the method for valuing share-based compensation. The valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not revised for comparative purposes. Share-based compensation expense recognized under SFAS 123R for both the three months ended March 31, 2007 and 2006 was $1.4 million. At March 31, 2007, the total unamortized fair value of share options was $8.7 million. The weighted average period over which the unamortized fair value of share options will be recognized is 1.3 years.
The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected life of the share-based award and share price volatility. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, our share-based compensation expense could have been materially different. In addition, we are required to estimate the expected option forfeiture rate and only recognize expense for those shares expected to vest. If our actual option forfeiture rate is materially different from our estimate, the share-based compensation expense could be materially different.
The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. This methodology results in a weighted average expected term calculation of 3.90 years. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. This methodology results in a weighted average risk free rate of 4.5%. Expected volatility is based on the historical volatility of IONA’s shares. This methodology results in a volatility calculation of 67.8%. We used the straight-line method for expense attribution.
Our weighted average estimated option forfeiture rate, based on our historical option forfeiture experience, is approximately 10%. We will record additional expense if the actual option forfeitures are lower than estimated and will record a recovery of prior expense if the actual option forfeitures are higher than estimated.
Accounting for Income Taxes
Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation.
Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets by the amount of tax benefits we estimate are not expected to be realized. Tax benefits will not be realized if we do not generate sufficient taxable income in the future to apply against the deferred tax balance.
In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we are responsible for assumptions utilized including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions required significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.
We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5%, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future. Any variation in the amount of our benefit from this tax treatment could have a material adverse effect on our business, financial condition and results of operations.
In addition, we operate within several taxing jurisdictions and may be subject to audits in these jurisdictions. These audits can involve complex issues that may require an extended period of time for resolution. We believe, adequate provisions for income taxes have been made.
Allowances for Doubtful Accounts
We maintain allowances for doubtful accounts, as a reduction of accounts receivable, based on our analyses of the likelihood that our customers will not pay all amounts due to us. In circumstances where there is knowledge of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collectable. For all our customers, we perform analyses of the likelihood of payment, which includes a review of their credit profiles, the terms and conditions of the contracts with our customers, current economic trends and payment history. We reassess these allowances each accounting period. Historically, our actual losses and credits have been consistent with these provisions. If actual payment experience with our customers is different than our estimates, adjustments to these allowances may be necessary resulting in additional charges to our Condensed Consolidated Financial Statements.
Goodwill and Intangible Assets
Goodwill and intangible assets with indefinite lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. The goodwill and other intangible asset impairment test is a two-step process. The first step of the impairment analysis compares IONA’s fair value to its net book value to determine if there is an indicator of impairment. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. The Company calculates fair value using the average market price of IONA’s common shares over a seven-day period surrounding the annual impairment testing date (the first day of the fourth fiscal quarter) and the number of shares of common shares outstanding on the date of the annual impairment test. Step two of the analysis compares the implied fair value of goodwill and other intangible assets to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill and other intangible assets exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test our goodwill and other intangible assets for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill or other intangible assets may be impaired. Indicators such as unexpected adverse business conditions, economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.
Foreign Currency
The U.S. dollar is our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at period end exchange rates. Revenue and expenses denominated in currencies other than the U.S. dollar are translated at rates approximating those ruling at the dates of the related transactions. Resulting gains and losses are included in net loss for the period. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. We cannot accurately predict the impact of future exchange rate fluctuations on our condensed consolidated results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. However, because the majority of our sales are currently U.S. dollar-based and because net Euro based assets and liabilities are closely matched, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases as a result of a decrease in the percentage of U.S. dollar-based transactions. We had no derivative or hedging transactions in 2007 or 2006.

Results of Operations
The following table sets forth certain condensed consolidated statements of operations data as a percentage of total revenue for the periods presented:

	Three Months Ended
	March 31,
	2007	2006

Revenue:
Product revenue	40.2%	48.3%
Service revenue	59.8	51.7

Total revenue	100.0	100.0
Cost of revenue:
Cost of product revenue	1.2	0.4
Cost of service revenue	22.1	19.6

Total cost of revenue	23.3	20.0

Gross margin	76.7	80.0
Operating expenses:
Research and development	28.4	23.5
Sales and marketing	50.4	44.6
General and administrative	20.1	15.7
Amortization of purchased intangible assets	0.3	—

Total operating expenses	99.2	83.8

Loss from operations	(22.5)	(3.8)
Interest income, net	3.7	2.2
Net exchange gain (loss)	0.0	(0.8)

Loss before (benefit) provision for income taxes	(18.8)	(2.4)
(Benefit) provision for income taxes	(0.5)	1.3

Net loss	(18.3)%	(3.7)%

Gross margin:
Product	97.1%	99.1%
Service	62.9%	62.1%
Three months ended March 31, 2007, compared to three months ended March 31, 2006
Total Revenue
Revenue by geographic area is presented based upon the end customer’s designated delivery point. Revenue by geographic area is as follows (in millions):

	Three Months Ended March 31,
	2007	2006	% Change
Americas	$8.5	$7.8	8.6%
Europe, Middle East and Africa	4.6	6.6	(30.8)
Asia-Pacific Rim	2.5	2.6	(1.8)

Total revenue	$15.6	$17.0	(8.4)%

Total revenue decreased by 8.4% to $15.6 million for the three months ended March 31, 2007, from $17.0 million for the three months ended March 31, 2006. Total revenue from customers located outside of the United States represented 45.6% of total revenue for the three months ended March 31, 2007, and 54.2% of total revenue for the three months ended March 31, 2006, or $7.1 million and $9.2 million, respectively. The total number of transactions over $250,000 was nine for the three months ended March 31, 2007, compared to 13 during the same period of 2006. There was an increase in average transaction size to $67,000 for the three months ended March 31, 2007, from approximately $59,000 for the three months ended March 31, 2006.

	Three Months Ended March 31,
	($ in millions)
	2007	2006	% Change
Product revenue	$6.3	$8.2	(23.6)%
Service revenue	9.3	8.8	5.9

Total revenue	$15.6	$17.0	(8.4)%

The decrease in product revenue was attributable to a decline in demand for our Orbix family of products partially offset by increased demand for our Artix family of products. The increase in service revenue is primarily attributable to an increase in demand for our Artix family of products partially offset by a decrease in consulting and training for our Orbix family of products. We expect the dollar amount of revenue for our Orbix product family to continue to decline, as the product family continues to age, and be offset by an increase in revenue for our Artix product family.
Maintenance revenue increased $0.6 million to $7.8 million during the three months ended March 31, 2007 from $7.2 million during the same period of 2006. The increase in maintenance revenue is primarily related to an increase in Artix support contracts. Consulting and training revenue was relatively consistent at $1.5 million and $1.6 million during the three months ended March 31, 2007 and 2006, respectively.
Cost of Product Revenue

	Three Months Ended March 31,
	($ in millions)
	2007	2006	% Change
Cost of product revenue	$0.2	$0.1	160.0%
Gross margin	97.1%	99.1%
Cost of product revenue consists primarily of costs of product media and duplication, manuals, packaging materials and shipping and handling, third-party royalties, amortization of purchased technology and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. The decline in product gross margin year-over-year is primarily attributable to a third-party royalty related to a particular transaction in the current year.
Cost of Service Revenue

	Three Months Ended March 31,
	($ in millions)
	2007	2006	% Change
Cost of service revenue	$3.5	$3.3	3.7%
Gross margin	62.9%	62.1%
Cost of service revenue consists primarily of personnel costs for consultancy, training, customer support, product configuration and implementation, and related operating costs of computer equipment and travel expenses. The increase in service gross margin was primarily attributable to reduced personnel expenses. The average number of service personnel decreased to 56 for the three months ended March 31, 2007 from 58 for the same period in the prior year. We expect that the cost of service revenue expenses will increase for the remainder of 2007 primarily as a result of our continued efforts to grow our consulting and training business.
Research and Development

	Three Months Ended March 31,
	($ in millions)
	2007	2006	% Change
Research and development	$4.4	$4.0	10.6%
Percentage of revenue	28.4%	23.5%
Research and development expenses consist primarily of salaries and benefits of research and development personnel, costs of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees and related indirect costs. The increase in research and development expense is primarily related to investments in our open source initiative. The average number of research and development personnel increased to 135 for the three months ended March 31, 2007 from 128 for the three months ended March 31, 2006. We expect that research and development expenses will increase in dollar amount for the remainder of 2007 due to continued expenses related to our open source initiative.
Sales and Marketing

	Three Months Ended March 31,
	($ in millions)
	2007	2006	% Change
Sales and marketing	$7.9	$7.6	3.4%
Percentage of revenue	50.4%	44.6%
Sales and marketing expenses consist primarily of salaries, sales commissions and benefits of sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. The increase in sales and marketing expenses is primarily related to an increase in personnel costs. The average number of sales and marketing personnel increased to 113 for the three months ended March 31, 2007, from 110 for the three months ended March 31, 2006. We expect that sales and marketing expenses will increase in dollar amount for the remainder of 2007 due to a small increase in sales headcount, volume related direct selling expenses and expenses related to our open source initiative.
General and Administrative

	Three Months Ended March 31,
	($ in millions)
	2007	2006	% Change
General and administrative	$3.1	$2.7	17.3%
Percentage of revenue	20.1%	15.7%
General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees, liability insurance and depreciation. The increase in general and administrative expenses was primarily related to increased audit and compliance fees and personnel costs. The average number of general and administrative personnel was 56 for the three months ended March 31, 2007, compared to 52 for the three months ended March 31, 2006. We expect that general and administrative expenses will increase in dollar amount for the remainder of 2007 as we do not expect bad debt provision releases similar to the benefit recorded in the first three months of the year.
Loss from Operations
We generated an operating loss of $3.5 million, or 22.5% of total revenue for the three months ended March 31, 2007, compared to $0.7 million, or 3.8% of total revenue for the three months ended March 31, 2006. The decline in operating results in both dollar amount and as a percentage of total revenue was primarily the result of a decline in revenue and costs related to increased personnel.
Interest Income, Net
Interest income, net primarily represents interest earned on cash and investment balances. Interest income, net was $0.6 million for the three months ended March 31, 2007, compared to $0.4 million for the three months ended March 31, 2006. The increase in interest income, net was primarily due to an increase in interest rates for the three months ended March 31, 2007, compared to the prior year period.
Net Exchange Gain (Loss)
Net exchange gain was less than $0.1 million for the three months ended March 31, 2007, compared to a net exchange loss of $0.1 million for the three months ended March 31, 2006. The net exchange gain in 2007 was primarily attributable to the strength of the U.S. dollar against the Japanese Yen. The loss in the prior year was primarily due to the average strength of the Euro against the U.S. dollar.

(Benefit) Provision for Income Taxes
Benefit for income taxes was $0.1 million for the three months ended March 31, 2007, compared to a provision for income taxes of $0.2 million for the three months ended March 31, 2006. Based upon our U.S. operating results and an assessment of our expected future results, we concluded that it was more likely than not that we would be able to realize a portion of our U.S. net operating loss carryforward tax assets prior to their expiration. As a result, we reduced our valuation allowance in the three months ended March 31, 2007, resulting in recognition of a deferred tax asset of $0.4 million. The residual provision for income taxes in 2007 and the provision for income taxes in 2006 reflect the proportion of income in jurisdictions outside of the Republic of Ireland.
Liquidity and Capital Resources
Our capital requirements relate primarily to facilities, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity securities, operating leases, and from operations. At March 31, 2007, we had cash and cash equivalents, restricted cash, and marketable securities of $56.4 million, representing an increase of $2.8 million from March 31, 2006, and an increase of $2.4 million from December 31, 2006. At December 31, 2006, we had cash and cash equivalents, restricted cash, and marketable securities of $54.0 million.
The following table shows the major components of our condensed consolidated statements of cash flows:

	Three Months Ended
	March 31,
	2007	2006
	($ in thousands)
Cash and cash equivalents, beginning of period	$37,569	$27,936
Net cash provided by operating activities	8,737	1,259
Net cash used in investing activities	(8,160)	(372)
Net cash provided by financing activities	919	307

Cash and cash equivalents, end of period	$39,065	$29,130

Net cash provided operating activities was $8.7 million for the three months ended March 31, 2007, compared to $1.3 million for the three months ended March 31, 2006. The increase in cash provided by operating activities primarily reflects collections on our accounts receivables in the current year partially offset by an increase in accruals for payroll and related expenses compared to the prior year period.
As of March 31, 2007, we had approximately $0.3 million of irrevocable letters of credit outstanding in connection with facility leases, which renew annually for the duration of the lease terms, which expire in August 2007 and July 2011. The investments pledged for security of the letters of credit are presented as restricted cash in our condensed consolidated balance sheets.
To the extent that non-cash items increase or decrease our future operating results, there will be no corresponding impact on our cash flows. After excluding the effects of these non-cash charges, the primary changes in cash flows relating to operating activities result from changes in working capital. Our primary source of operating cash flows is the collection of accounts receivable from our customers. Our operating cash flows are also impacted by the timing of payments to our vendors for accounts payable. We generally pay our vendors and service providers in accordance with the invoice terms and conditions. The timing of cash payments in future periods will be impacted by the terms of accounts payable arrangements and management’s assessment of our cash inflows.
Net cash used in investing activities was $8.2 million for the three months ended March 31, 2007, compared to $0.4 million for the three months ended March 31, 2006. This increase primarily relates to our $7.3 million cash acquisition of C24, a software development firm specializing in data management and transformation technology.
Net cash provided by financing activities was $0.9 million for the three months ended March 31, 2007, compared to $0.3 million for the three months ended March 31, 2006. For both the three months ended March 31, 2007 and 2006, net cash provided by financing activities resulted primarily from the proceeds from the exercise of share options and the sale of shares under our 1999 Employee Share Purchase Plan.

We lease office space under non-cancelable operating leases with various expiration dates through 2013. Future minimum lease payments under all operating leases as of March 31, 2007 are as follows:

	Payment due by period ($ in thousands)
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Operating Lease Obligations	$24,335	$4,892	$8,377	$7,115	$3,951
As of March 31, 2007, approximately $1.2 million of the $24.3 million contractual operating lease obligations has been accrued as a result of our restructuring plans.
We anticipate our operating costs will remain relatively stable for the foreseeable future and as a result we intend to fund our operating expenses through cash flows from operations. We expect to use our cash resources to fund capital expenditures as well as acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash, cash equivalents and marketable securities and cash flows from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months.
It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in our limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.
Exposure to Currency Fluctuations
Our Condensed Consolidated Financial Statements are prepared in U.S. dollars, our functional currency. A percentage of our revenue, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange gain of less than $0.1 million for the three months ended March 31, 2007, compared to an exchange loss of $0.1 million for the three months ended March 31, 2006. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the U.S. dollar. However, because the majority of our sales and expenses are currently made in U.S. dollars, we no longer enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates if the risk from foreign currency exposure increases due to a decrease in the percentage of U.S. dollar-based transactions. See also Item 3 “Quantitative and Qualitative Disclosures About Market Risk.” We had no derivative or hedging transactions in the three months ended March 31, 2007.
Item3. Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in market risk exposures from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2006.

Part II. OTHER INFORMATION
Item1. LEGAL PROCEEDINGS
The information set forth in Note 12 to the Notes to the Condensed Consolidated Financial Statements is incorporated by reference herein.
Item 1A. RISK FACTORS
We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Item 3D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or future results. These are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.
Item 2. Unregistered sales of equity Securities and Use of Proceeds
On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through March 31, 2007:

Purchase and installation of furniture and fixtures	$14,480,000
Purchase and installation of machinery and equipment	35,271,000
Short-term debt instruments	9,443,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000
Item 5. other information
On April 10, 2007, IONA purchased substantially all of the assets of LogicBlaze, Inc., or LogicBlaze, a provider of open source solutions for SOA and business integration. The cash acquisition of LogicBlaze enables IONA to accelerate its strategy of delivering innovative, enterprise open source SOA solutions to its customers.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IONA Technologies PLC
Date: May 24, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer